UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER:001-25001

CUSIP NUMBER: 31431B 109

FORM 12b-25/A

(Amendment No. 1)

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR

For Period Ended: December 31, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: _____________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

____________________________________________________________________________________

PART I - REGISTRANT INFORMATION

BM TECHNOLOGIES, INC.

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Full Name of Registrant

_____________________________________________________________________________________

Former Name if Applicable

201 King of Prussia Road, Suite 350

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Address of Principal Executive Office (Street and Number)

Wayne, PA 19087

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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if Needed)

On March 31, 2022, the Registrant filed a Notification of Late Filing on Form 12b-25 (the “Original Form 12b-25”) reporting that it required additional time to complete its Annual Report on Form 10-K for the period ended December 31, 2021 (the “Form 10-K”) principally because the Registrant had identified certain adjustments related to the application of FASB ASC 718, Stock Compensation, as required under U.S. generally accepted accounting principles, to a unique, one-time grant of share-based compensation made by our former parent as severance to certain employees and executives of the Company in connection with the January 4, 2021 divestiture of the Company.

Also, in a Current Report on Form 8-K/A filed with the Commission on April 14, 2022, the Registrant reported that it had determined that it should (i) include expenses related to the accelerated vesting of legacy share-based compensation grants by the Company’s former parent and (ii) apply the accounting requirements of FASB ASC 210-20-45 and FASB ASC 606-10-45 to the presentation of certain contract liabilities, accounts receivable, and accounts payable positions with its former parent, a related party.

In connection with the restatements, the Company has also determined that its financial statements should be revised to reflect the corrected timing of certain out of period adjustments, one of which was originally recorded and disclosed in the quarter ended September 30, 2021, both between the annual periods ending December 31, 2021 and 2020, as well as between the 2021 quarterly periods.  In addition to the previously disclosed $7.9 million increase in 2021 non-cash, share based compensation expense, these corrections will result in an increase of $0.4 million in 2021 revenue with an offsetting reduction in 2020.

Except for the above timing differences, these corrections will have no effect on the Company’s previously reported revenues, Core EBITDA[1], total cash balance, total equity, net working capital, net cash flows from operating activities, investing activities, or financing activities. Similarly, these corrections have no impact on the Company’s operations or its underlying business fundamentals.

This further determination and related work and procedures resulted in the Registrant requiring additional time beyond the 15-day period provided by Rule 12b-25 to complete and file the Form 10-K.

This amendment to the Original Form 12b-25 is being filed to report that the Registrant will not be filing such Form 10-K within the 15-day extension period provided by the Original Form 12b-25. To date, for the reasons set forth above, the Registrant has been unable, without unreasonable effort or expense, to complete the Form 10-K, and its independent auditors have been unable to complete the audit thereof. The Registrant is continuing in its efforts to file the Form 10-K as soon as reasonably practicable.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Bob Ramsey	877	327-9515
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

1	Core EBITDA is a non-GAAP measure, which the Company defines as GAAP net income adjusted to exclude depreciation and amortization, interest, taxes, non-cash equity compensation, fair value adjustments on its private warrant liability, and any non-core items such as merger costs.

BM TECHNOLOGIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 19, 2022	By:	/s/ Bob Ramsey
	Name:	Bob Ramsey
	Title:	Chief Financial Officer

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